

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

<u>Via E-Mail</u>
Jeff Mitchell
Chief Financial Officer
AWG International Water Corporation
7721 E. Trent Avenue
Spokane Valley, WA 99212

  Re: AWG International Water Corporation
    Form 8-K
    Filed July 16, 2012
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed May 10, 2012
    File No. 333-141927

Dear Mr. Mitchell:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Era Anagnosti

      for Pamela A. Long
      Assistant Director

cc: Greg Wilson, Esq. (*via E-mail*)